MR



SEC Mail Processing Section

MAR 01 2010

Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Island Trader Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Montgomery Street, Suite 3020
(No. and Street)

San Francisco, CA 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian A. Frechman 415-354-2804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Novogradac & Company LLP
(Name – *if individual, state last, first, middle name*)

246 1st Street, 5th Floor San Francisco CA 94105
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/15/10

OATH OR AFFIRMATION

I, Brian A. Frechman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Island Trader Securities. Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA



Signature

President

Title

See attached form P.K. 02.26.2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

STATE OF California)SS
COUNTY OF San Francisco)

On 02-26-2010 before me, Pamela Kahn, Notary Public, personally appeared Brian A. Freckman

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Pamela Kahn



PAMELA KAHN
COMM #1679780
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. Aug 3, 2010
ESI1
ESI1

This area for official notarial seal.

OPTIONAL SECTION
CAPACITY CLAIMED BY SIGNER

☐ INDIVIDUAL
☐ CORPORATE OFFICER(S) TITLE(S)
☐ PARTNER(S) ☐ LIMITED ☐ GENERAL
☐ ATTORNEY-IN-FACT
☐ TRUSTEE(S)
☐ GUARDIAN/CONSERVATOR
☐ OTHER

SIGNER IS REPRESENTING:

Name of Person or Entity

Name of Person or Entity

OPTIONAL SECTION

Though the data requested here is not required by law, it could prevent fraudulent reattachment of this form.

THIS CERTIFICATE MUST BE ATTACHED TO THE DOCUMENT DESCRIBED BELOW

TITLE OR TYPE OF DOCUMENT: Annual audited report form X17A-5

NUMBER OF PAGES DATE OF DOCUMENT Oath

SIGNER(S) OTHER THAN NAMED ABOVE

ISLAND TRADER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash and cash equivalents	$	830,071
Restricted cash		166,766
Commissions receivable		556,308
Accounts receivable		15,489
Prepaid expenses		15,105
Total assets	$	1,583,739

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	389,225
Note payable to stockholder		200,000
Total liabilities		589,225
Stockholders' equity:		
Common stock, no par value; 75,000 shares authorized and 24,691 shares issued and outstanding		829,553
Note receivable in exchange for common stock		(60,000)
Additional paid in capital		2,250
Accumulated equity		222,711
Total stockholders' equity		994,514
Total liabilities and stockholder's equity	$	1,583,739

see notes to financial statements

ISLAND TRADER SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2009

REVENUE	
Commission income	$ 2,255,468
Interest income	6,979
Total revenue	2,262,447
EXPENSES	
Salaries	1,323,301
General and administrative	263,906
Exchange and clearance fees	272,713
Regulatory fees and licenses	25,479
Professional fees	81,488
Interest expense	8,000
Other	61,733
Total expenses	2,036,620
Net income before income taxes	225,827
Income tax expense	(3,363)
Net income	$ 222,464

see notes to financial statements

ISLAND TRADER SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2009

	Common Stock		Note Receivable In Exhange For Common Stock	Additional Paid In Capital	Accumulated Equity (Deficit)	Total Stockholders' Equity
	Shares	Amount				
Balance, January 1, 2009, as previously reported	20,526	$ 639,553	$ -	$ 2,250	$ (119,753)	$ 522,050
Prior period adjustment	-	(60,000)	(60,000)	-	120,000	-
Balance, January 1, 2009, as restated	20,526	579,553	(60,000)	2,250	247	522,050
Issuance of common stock in exchange for cash	4,165	250,000	-	-	-	250,000
Net income	-	-	-	-	222,464	222,464
Balance, December 31, 2009	24,691	$ 829,553	$ (60,000)	$ 2,250	$ 222,711	$ 994,514

see notes to financial statements

ISLAND TRADER SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

Cash flows from operating activities:		
Net income	$	222,464
Adjustments to reconcile net income to net cash used in provided by operating activities:		
Increase in restricted cash		(59,128)
Increase in commissions receivable		(233,812)
Increase in accounts receivable		(4,439)
Increase in prepaid expenses		(14,167)
Increase in accounts payable and accrued liabilities		17,544
Net cash used in operating activities		(71,538)
Cash flows from financing activities:		
Proceeds from note payable to stockholder		200,000
Proceeds from issuance of common stock		250,000
Net cash provided by financing activities		450,000
Net increase in cash and cash equivalents		378,462
Cash and cash equivalents at beginning of year		451,609
Cash and cash equivalents at end of year	$	830,071
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	8,000
Cash paid for income taxes	$	800

see notes to financial statements

ISLAND TRADER SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2009

1. Organization

Island Trader Securities, Inc. (the "Company"), a California S-Corporation, was originally formed under the name R. Nickles & Company Securities on April 15, 2002 to operate as a licensed broker-dealer pursuant to Section 15(b) of the Securities Exchange Act. The Company's purpose, as a licensed broker-dealer, is to act as an agent in facilitating customer purchases and sales of securities, commodities, and related financial instruments.

On July 28, 2008, Stacy T. Turner purchased 100% ownership interest in the Company from Richard H. Nickles. On July 28, 2008, Rocio Haas was issued 526 shares of the Company in consideration of her capital contribution of $500,000 to the Company. On December 29, 2008, Brian Frechman was issued 10,000 shares of the Company in exchange for a note receivable of $60,000 (See Note 8). On January 27, 2009, Rocio Haas was issued 4,165 shares of the Company in consideration of her capital contribution of $250,000 to the Company. As of December 31, 2009, the Company has three stockholders.

The Company is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(i) of that rule. The Company is a member of Financial Industry Regulatory Authority (the "FINRA") and the Securities Investor Protection Corporation (the "SIPC").

2. Summary of significant accounting policies

Method of accounting
The Company prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America. The Company's year end for tax and financial reporting purposes is December 31.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less at date of acquisition.

Concentration of credit risk
The Company places its temporary cash investments with high credit quality financial institutions. At times, the account balances may exceed the institution's federally insured limits. The Company has not experienced any losses in such accounts.

2. Summary of significant accounting policies (continued)

Income taxes
The Company has elected to be taxed as an S-corporation on its federal and California income tax returns. As an S-corporation, The Company is generally not subject to federal income tax and is subject to California income tax at a reduced rate of 1.5%. For the year ended December 31, 2009, income tax expense was $3,363. As of December 31, 2009, accrued income taxes were $2,563 and are included in accounts payable and accrued liabilities on the accompanying statement of financial condition.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to report information regarding its exposure to various tax positions taken by the Company. The Company has determined whether any tax positions have met the recognition threshold and have measured the Company's exposure to those tax positions. Management believes that the Company has adequately addressed all relevant tax positions and that there are no unrecorded tax liabilities. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest or penalties assessed to the Company are recorded in operating expenses. No interest or penalties from federal or state tax authorities were recorded in the accompanying financial statements.

Commission revenues
The Company earns commissions based on customer purchases and sales of securities. Commission revenue and related clearing expenses are recognized on a trade-date basis as securities transactions occur.

Subsequent events
Subsequent events have been evaluated through February 19, 2010 which is the date the financial statements were available to be issued and there are no subsequent events requiring disclosure.

Recent Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (the "FASB") issued the Accounting Standards Codification (the "Codification"). Effective July 1, 2009, the Codification is the single source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). Accordingly, all references to currently existing GAAP have been removed and have been replaced with plain English explanations of the Company's accounting policies. The adoption of the Codification did not have a material impact on the Company's financial position or results of operations.

3. Prior period adjustment

During the Company's December 31, 2009 financial statement close process, the Company discovered an error in its 2008 financial statements. Such error pertained to a stock purchase made by Brian A. Frechman in 2008. The 2008 financial statements incorrectly stated a stock purchase of 10,000 shares for additional compensation for services performed in the amount of $120,000. In 2009, the stock purchase agreement was amended to reflect a stock purchase of 10,000 shares in exchange for a note receivable of $60,000. A prior period adjustment was made to the 2009 financial statement to correct this error. The financial statement effect of the prior period adjustment was a decrease to common stock of $60,000, an increase to note receivable in exchange for common stock of $60,000, and an increase to accumulated equity of $120,000.

4. Restricted Cash

The Company maintains a minimum deposit of $100,000, held as a compensating balance, at clearing organizations that provide clearance and settlement services. The Company also holds a cash account for the benefit of its customers in relation to its soft dollar arrangements (See Note 7). The Company's restricted cash balance is comprised of the following as of December 31, 2009:

Ridge Clearing and Outsourcing Solutions	$	100,745
Special Account for the Exclusive Benefit of Customers of Island Trader Securities, Inc.		66,021
Total restricted cash	$	166,766

5. Net capital

The Company is subject to the net capital requirements of the FINRA and the Uniform Net Capital requirements of the Securities and Exchange Commission (the "SEC") under Rule 15c3-1. The FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

During 2009, the Company determined its business activities in soft dollar arrangements (See Note 7) with clients designate the Company as carrying customer accounts while claiming exemption from the provisions of SEC Rule 15c3-3 under Section (k)(2)(i) of that rule. As a result, the minimum net capital required in 2009 was the greater of $250,000 or 6.67% of aggregate indebtedness, as defined. As of December 31, 2009, the Company had net capital of $1,161,905 and required net capital of $250,000.

6. S-corporation status

The Company has elected under the Internal Revenue Code to be an S-corporation. An S-corporation does not pay federal income tax and pays state income tax at a rate of 1.5% with a minimum franchise tax of $800. In lieu of corporation income taxes, the stockholders of an S-corporation are taxed on their proportionate share of the corporation's taxable income. As of December 31, 2009, the Company has three stockholders.

7. Soft dollar arrangements

The Company engages in soft dollar arrangements with clients in which the Company agrees to provide "research" and "brokerage services", as those terms are used in the Securities Exchange Act of 1934 Section 28(e), in exchange for commission dollars generated by such clients. The Company provides the client with one dollar of research ("Research Credits") for each dollar of commissions charged by the Company. The Company accrues a liability equal to the amount of Research Credits generated on a trade-by-trade basis. As of December 31, 2009, Research Credits of $20,110 were accrued for the benefit of clients and are included in accounts payable and accrued liabilities on the accompanying statement of financial condition.

8. Note receivable in exchange for common stock

On December 29, 2008, the Company entered into a promissory note agreement with Brian A. Frechman, a stockholder of the Company, in the amount of $60,000, in connection with his stock purchase of 10,000 shares. The note earns interest at a rate of 1.36% per annum, compounded annually. The principal balance and unpaid interest are due on December 29, 2010. As of December 31, 2009, the principal balance of the note receivable was $60,000, and is included as a reduction in stockholders' equity on the accompanying statement of financial condition, and accrued interest was $816, and is included in accounts receivable on the accompanying statement of financial condition.

9. Note payable to stockholder

On April 27, 2009, the Company entered into a subordinate loan agreement with Brian A. Frechman, a stockholder of the Company, in the amount of $200,000. The Company is making monthly payments of interest at a fixed rate of 6% per annum. The principal balance and unpaid interest are due on April 30, 2010. As of December 31, 2009, the principal balance of the note payable was $200,000 and accrued interest was $0.

10. Commitments

During 2008, the Company entered into a lease agreement for its office located at 44 Montgomery Street, San Francisco, California. The term of the lease expires January 31, 2010. During 2009, the Company entered into another lease agreement at 160 Newport Center Drive, Suite 200, Newport Beach, California. The term of the lease expires January 31, 2010. For the year ending December 31, 2009, rent expense was $76,079 and is included in general and administrative expenses on the accompanying financial statements.

The Company is required to make future minimum lease payments of $4,708 for the year ending December 31, 2010.

SUPPLEMENTAL INFORMATION

ISLAND TRADER SECURITIES, INC.
RECONCILIATION OF NET CAPITAL AND
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I
For the year ended December 31, 2009

Total stockholders' equity at end of year	$ 994,514
Adjustments:	
Non-allowable assets	(30,594)
Subordinated liabilities	200,000
Securities haircut	(2,015)
Net capital	$ 1,161,905
Aggregate indebtedness ("AI")	
Accounts payable and accrued liabilities	$ 389,225
Computation of basic net capital requirement:	
Minimum net capital required (6.67% of AI)	$ 25,948
Minimum dollar net capital required	$ 250,000
Minimum net capital requirement	$ 250,000
Excess net capital	$ 911,905
Excess of net capital at 1,000% (net capital - 10% of AI)	$ 1,122,983
Percentage of aggregate indebtedness to net capital	33.50%

ISLAND TRADER SECURITIES, INC.
RECONCILIATION OF NET CAPITAL PER AUDITED
AND UNAUDITED FOCUS REPORT
SCHEDULE II
For the year ended December 31, 2009

Net capital per unaudited FOCUS report	$ 1,166,484
Audit and other adjustments	(4,579)
Net capital per auditors' computations	$ 1,161,905

ISLAND TRADER SECURITIES, INC.
EXEMPTIONS FROM CUSTOMER PROTECTION RULE 15c3-3
For the year ended December 31, 2009

Exemptive provision:

In the opinion of management, Island Trader Securities, Inc. is exempt from the provisions including information relating to the possession or control requirements and the computation for the determination of reserve requirements pursuant to Rule 15c3-3. The firm operates under the 15c3-3(k)(2)(i) exemption in that Island Trader Securities, Inc. does not hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions between the firm and customers through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Island Trader Securities, Inc."

NOVOGRADAC
& COMPANY LLP®
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC RULE 17a-5

To the Stockholders of Island Trader Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Island Trader Securities, Inc. (the "Company"), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Director, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



San Francisco, California
February 19, 2010